SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 29, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated May 29, 2006 and titled: Change in the Nokia Board of Directors

PRESS RELEASE
May 29, 2006

Change in the Nokia Board of Directors

Espoo, Finland - Nokia announced today that due to an accidental death of Mr. Edouard Michelin, a member of the Nokia Board of Directors since 2005, the Nokia Board currently consists of the following nine members: Jorma Ollila, Chairman, Paul J. Collins, Vice Chairman, Georg Ehrnrooth, Daniel R. Hesse, Bengt Holmström, Per Karlsson, Marjorie Scardino, Keijo Suila and Vesa Vainio.

Chairman and CEO Jorma Ollila said: “I knew Edouard Michelin as an outstanding industrialist and a friend. He was widely liked and respected for his charismatic leadership, which combined an astute business mind with a genuine interest in people. His contribution to the Board of Nokia as well as his companionship will be greatly missed. My deepest sympathy goes out to his family.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2006	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel